
September 12, 2022

Adam K. Peterson
Co-Chairman of the Board and Co-Chief Executive Officer
Boston Omaha Corporation
1601 Dodge Street, Suite 3300
Omaha, Nebraska 68102

> **Re: Boston Omaha Corporation**
> **Registration Statement on Form S-3**
> **Filed September 2, 2022**
> **File No. 333-267259**

Dear Mr. Peterson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Neil H. Aronson, Esq.